FOR IMMEDIATE RELEASE:   Thursday, March 01, 2001

CONTACT:

Steven Hansen, President   Robert Genesi, President   Madeleine Franco
Chief Executive Officer    Chief Executive Officer    Jordan Richard Assoc.
World Internetworks, Inc.  GT Data Corporation        801-268-8610
801-501-7500               408-941-1049               ir@jordanrichard.com
www.wiworks.com            www.tsli.com

             World Internetworks to Merge With Data Storage Company

SALT  LAKE  CITY--(BUSINESS  WIRE)--March  1,  2001--WORLD  Internetworks,   Inc
(OTCBB:Vf1NW - news) GT Data Focuses On Fast Growing High-End Data Storage Solutions

World Internetworks, Inc. (OTCBB: WINW - news; www.wiworks.com) announced today that ate company's board of directors has approved an agreement and plan of reorganization pursuant to which a wholly-owned subsidiary of WINW will merge with privately held GT Data Corporation of San Jose, California.

GT Data Corp. which is headed by data storage industry veteran Robert Genesi, GT Data is a high-end data storage solutions company.

GT Data's operating subsidiary TSLi of Simi Valley, California, provides leading edge repair and logistics solutions through strategic arrangements and contracts with mass storage OEMs and key integrators such as Seagate, Sony, IBM, Compaq, Unisys and NCR TSLi provides full-service and remarketing options to these customers. For its fiscal year ended December 31, 2000, GT Data Corporation reported a net operating loss of $255,000 on revenues of approximately $8.2 million.

"We believe that this transaction will create significant value for our shareholders," said Steven K. Hansen, Chairman, President and Chief Executive Officer of World Internetworks. "GT Data's management team is a group of experienced technology professionals with track records in engineering, manufacturing, and sales directly related to data storage and technological innovation in both public companies and private enterprise. We are enthusiastic about offering our shareholders the opportunity to participate the data storage industry while still maintaining our position in the Internet services market."

Robert Genesi, President, Chief Executive Officer and co-founder of GT Data has extensive experience leading start-up companies in the technology sector. Mr. Genesi has in excess of 25 years of operating experience in senior and corporate-level positions with major technology firms. An engineer by training, Mr. Genesi has developed hands on expertise in many different areas during his career including production, finance, marketing, and human resources.

In particular, between 1981 and 1984, Mr. Genesi was President and COO of Silicon General. During his tenure sales grew from $12 million to $50 million and Silicon General's share price appreciated from $7 per share to $56 per share.

Mr. Genesi became the President and COO of Read-Rite Corporation in 1987. A manufacturer of magnetic recording heads, Read-Rite had sales of $12 million and a loss of $20 million. The Company's major investors were H&Q and the Hillman Group. In 1991, he helped lead the company through a successful IPO raising $54 million managed by Goldman Sachs and Hambrecht & Quist. In 1992, Read-Rite had a secondary offering for an additional $145 million. In 1993, when Mr. Genesi retired, read-Rite's sales had increased to $500 million and it was operating profitably.

"With the proliferation of the Internet, data automation and storage have become increasingly critical to ensure business success in an electronic business environment, which demands availability of information at the speed of light," said Robert Genesi. "After the closing of this transaction, we will have access to capital markets, which will allow us to leverage our management, technical expertise and strategic alliances in order to create a formidable market presence that will offer customers technically advanced, highly reliable and cost-effective data automation and storage solutions."

Mr. Genesi added: "One of GT Data's primary competitive advantages is having a management team that has significant experience in growing and managing companies in the tape drive and related storage industries. The Company's superior proprietary technology and service capabilities provide it with additional compelling competitive advantages. We intend to capitalize on a significant market opportunity that has recently developed in the mid-range tape drive market."

Upon completion of the transaction, which is anticipated to occur during the first two weeks of March 2001, and is subject to GT Data stockholder approval, on or about March 12, 2001. Following consummation of the merger and the required two for one reverse consolidation of WINW's issued and outstanding stock, current WINW stockholders will own approximately 50% of the issued and outstanding shares," Along with other required SEC filings, a Form 8-K relating to the Merger Agreement and this press release is expected to be filed by WINW during the first two weeks of March 2001.

NOTE: Statements in this news release that are not purely historical are forward-looking statements within the meaning of the safe harbor clause of the Private Securities Litigation Reform Act of 1995. These statements are made based upon information currently available to the Company, and the Company assumes no responsibility to update or revise such forward-looking statements. Forward looking statements in this press release are identified by such words as "expects," "believes," "could," "may," "will," "might," "anticipates," and "projects," Editors and investors are cautioned that forward-looking statements invoke risk and uncertainties that may cause the Company's actual results to differ from such forward-looking statements. These risks and uncertainties include without limitation demand for the Company's goods and services, the company's ability to develop its market, general economic conditions and other factors that may be more fully described in the company's literature and periodic filings with the Securities and Exchange Commission. This news release is not a solicitation to buy or sell securities, and it does not purport to be a complete analysis of the Company's financial position.

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